  EXHIBIT 99.1

AMARC AND BOLIDEN PREPARE
FOR 2024 DRILLING PROGRAM AT DUKE COPPER-GOLD DISTRICT

December 13, 2023 Vancouver, British Columbia – Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB: AXREF) is pleased to announce that preparations have commenced with Boliden Mineral Canada Ltd. (“Boliden”), for an extensive 2024 drilling program at its 100% owned DUKE Copper-Gold District (or “DUKE” or the “District”) in central British Columbia (“BC”).

As part of the budgeted $10 million expenditure on the 722 km2 DUKE District in 2024, drilling is planned to commence at site in February.  The program will be fully funded by Boliden, which is earning-in at DUKE (see below). Amarc will continue as operator of the project.

Drilling will initially focus on the DUKE Deposit and the surrounding DUKE Target area, following up on positive results from the 11,086 m drill program completed in 2022-2023 (see Amarc release June 15, 2023). The 2022-2023 drilling successfully expanded the DUKE Deposit porphyry Cu-Mo-Ag-Au system laterally to a footprint of 650 m north-south by 800 m east-west and to a depth of at least 600 m.  These successful results also highlighted the potential for further expansion of the Deposit, and for the delineation of zones of higher grade within it.  In addition, encouraging intercepts from initial, widely spaced drilling in the robust 4.7 km2 Induced Polarization chargeability anomaly that surrounds the DUKE Deposit and forms the DUKE Target, suggest additional discovery potential warranting follow up drill testing.

DUKE District

Amarc’s DUKE District is located 80 km northeast of Smithers within the Babine Region, one of the most mineralized porphyry belts in BC.  It hosts the former Bell and Granisle Cu-Au mines that were operated by Noranda Mines, and the advanced stage Morrison Cu-Au deposit.  Significant potential exists for discovery of new large porphyry Cu deposits.  Infrastructure servicing the former mines and the very active forestry and exploration industries is nearby.  There is an extensive network of forest roads and much of the Duke District is road accessible.

In November 2022, Amarc entered into a Mineral Property Earn-In Agreement (the "EIA") with Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies (see Amarc release November 22, 2022).  Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District by funding $90 million exploration and development expenditures.  A $10 million program was completed in 2022-2023.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned JOY, DUKE and IKE porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively.  Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Dr. Roy Greig, P.Geo., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.